SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2019

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

 Standard Form TR-1

 Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the Central Bank of Ireland)i

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii: Ryanair Holdings plc
2. Reason for the notification (please tick the appropriate box or boxes):
[X] An acquisition or disposal of voting rights
[ ] An acquisition or disposal of financial instruments
[ ] An event changing the breakdown of voting rights
[ ] Other (please specify)iii:

3. Details of person subject to the notification obligationiv :
Name: The Capital Group Companies, Inc.		City and country of registered office (if applicable): Los Angeles, California 90071 U.S.A.
4. Full name of shareholder(s) (if different from 3.)v: See Box 10
5. Date on which the threshold was crossed or reachedvi: 22 January 2019
6. Date on which issuer notified: 23 January 2019
7. Threshold(s) that is/are crossed or reached: Below 12% - Aggregate of voting rights from shares
8. Total positions of person(s) subject to the notification obligation:
	% of voting rights attached to shares (total of 9.A)	% of voting rights through financial instruments(total of 9.B.1 + 9.B.2)	Total of both in % (9.A + 9.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	11.6963%	0.0000%	11.6963%	1,133,395,322
Position of previous notification (if applicable)	12.4002%	0.0000%	12.4002%

9. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii:
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)			Number of voting rightsix	% of voting rights
Direct			Indirect	Direct	Indirect
Ordinary Shares (ISIN: IE00B1GKF381)			433,009		0.0382%
American Depositary Shares (ISIN: US7835131043)			132,132,590		11.6581%

SUBTOTAL A			132,565,599		11.6963%

B 1: Financial Instruments according to Regulation 17(1)(a) of the Regulations
Type of financial instrument	Expirationdatex		Exercise/Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights
N/A

			SUBTOTAL B.1

B 2: Financial Instruments with similar economic effect according to Regulation 17(1)(b) of the Regulations
Type of financial instrument	Expirationdatex	Exercise/Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights
N/A

			SUBTOTAL B.2

10. Information in relation to the person subject to the notification obligation

[ ] Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer.xiii

[ X ] Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv:

Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
The Capital Group Companies, Inc. Holdings by CG Management companies are set out below:	11.6963%	0.0000%	11.6963%
Capital Research and Management Company1	11.2817%	0.0000%	11.2817%
Capital Guardian Trust Company2
Capital International, Inc.2
Capital International Limited2
Capital International Sárl2
EuroPacific Growth Fund (EUPAC) 3	See Box 12
1.        Wholly owned subsidiary of The Capital Group Companies, Inc.
2.        Wholly owned indirect subsidiaries of Capital Research and Management Company
3.        Fund managed by Capital Research and Management Company

11. In case of proxy voting: [name of the proxy holder] will cease to hold [% and number] voting rights as of [date]

12. Additional informationxvi:
CGC is the parent company of Capital Research and Management Company ("CRMC").  CRMC is a U.S.-based investment management company that manages the American Funds family of mutual funds.  CRMC manages equity assets for various investment companies through three divisions, Capital Research Global Investors, Capital International Investors and Capital World Investors.  CRMC in turn is the parent company of Capital Group International, Inc. ("CGII"), which in turn is the parent company of five investment management companies ("CGII management companies"): Capital Guardian Trust Company, Capital International, Inc., Capital International Limited, Capital International Sàrl and Capital International K.K.  The CGII management companies primarily serve as investment managers to institutional clients.
Neither CGC nor any of its affiliates own shares of Ryanair Holdings plc for its own account.  Rather, the shares reported on this Notification are owned by accounts under the discretionary investment management of one or more of the investment management companies described above.
EuroPacific Growth Fund ("EUPAC") is a mutual fund registered in the United States under the Investment Company Act of 1940. EUPAC is the legal owner of 11,256,045 ADRs (4.9656% of the outstanding shares) and it has granted proxy voting authority to its investment adviser CRMC.

Done at Los Angeles, California on 23 January 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 24 January, 2019

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary